POLYDEX PHARMACEUTICALS LIMITED
421 Comstock Road
Toronto, Ontario, Canada M1L 2H5

December 9, 2005

VIA EDGAR

Securities and Exchange Commission
Jim B. Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

RE: Polydex Pharmaceuticals Limited
Form 10-K for Fiscal Year Ended January 31, 2005
Forms 10-Q for Fiscal Quarters Ended
April 30, 2005 and July 31, 2005
File No. 1-08366

Dear Mr. Rosenberg:

Set forth below are the responses of Polydex Pharmaceuticals Limited (the “Company”), to your letter of comment dated November 23, 2005, relating to the above referenced Form 10-K for the Company’s fiscal year ended January 31, 2005 (the “Form 10-K”) and Forms 10-Q for the Company’s fiscal quarters ended April 30, 2005 and July 31, 2005 (the “Forms 10-Q”). For your convenience, each of the Staff’s consecutively numbered comments is set forth therein (in italics), followed by the Company’s response.

Form 10-K For the Fiscal Year Ended January 31, 2005

Financial Statements

Consolidated Statements of Operations

1.
It appears from your disclosure that depreciation and amortization related to products sold is not classified in cost of goods sold. If true, please revise your disclosure to reclassify the appropriate amounts to cost of goods sold.

Alternatively, expand the cost of goods sold caption to include parenthetical disclosure, indicating that depreciation and amortization related to products sold is excluded and disclose such excluded amounts. Please refer to SAB Topic 11:B. In addition, please revise your gross profit analysis in MD&A to disclose the gross profit amounts, including depreciation and amortization. Please revise your fiscal 2006 Forms 10-Q, accordingly.

Response:

The Company acknowledges this comment and agrees to amend the Form 10-K and the Forms 10-Q to classify depreciation and amortization related to products sold in cost of goods sold, as set forth in Exhibit A attached hereto. The Company also agrees to amend the Management’s Discussion and Analysis section of the Form 10-K and the Forms 10-Q to disclose the gross profit amounts including depreciation and amortization, as set forth in Exhibit A attached hereto.

2.
Please refer to your disclosures in Note 12a. Please explain to us why the sale of the finished product veterinary pharmaceutical business, including your interest in the joint venture is classified as continuing operations. Please address paragraphs 41 and 42 of SFAS 144.

Response:

The sale by the Company of the finished product veterinary pharmaceutical business, including the Company’s interest in the joint venture, is classified as continuing operations because the conditions required by paragraph 42 of SFAS 144 for reporting discontinued operations were not met. Condition (a) in paragraph 42 of SFAS 144 requires that the operations and cash flows of the component have been eliminated from the ongoing operations of the entity as a result of the disposal transaction. This is not the case. The Chemdex component of the Company continues to have cash flows from the sale of ferric hydroxide and hydrogenated dextran solution to the purchaser of the finished product veterinary pharmaceutical business under an exclusive supply agreement entered into as a part of the disposal transaction. The Company continues to report the operations of its Chemdex component in continuing operations due to the presence of these cash flows.

3.	Please tell us what is netted against your interest expense on your statements of operations as interest expense should be presented on a gross basis. Please see Rule 5-03(b)(8) of Regulation S-X.

Response:

No amounts are netted against the Company’s interest expense on its statements of operations. The word “net” was erroneously included therein. The Company agrees to amend the Form 10-K and the Forms 10-Q to correct this error, as set forth in Exhibit A attached hereto.

4.
Please revise your statements of operations to remove the line item “Income (loss) before the following” as this sub-total is a non-GAAP measure. In addition, please reclassify the legal fees, litigation, and other costs associated with the interest you sold in the joint venture and the allowance on the amount due from Sparhawk, included in other income (expense), to the appropriate categories within expenses.

Response:

The Company acknowledges this comment and agrees to amend the Form 10-K and the Forms 10-Q to remove the line item “Income (loss) before the following”, as set forth in Exhibit A attached hereto. The Company also agrees to amend the Form 10-K and the Forms 10-Q to reclassify to general and administrative expense the legal fees, litigation and other costs associated with the interest the Company sold in the joint venture and the allowance on the amount due from Sparhawk, as set forth in Exhibit A attached hereto.

Consolidated Statements of Cash Flows

5.
Please revise your statements to ensure that the ending cash and cash equivalents balances agree to the reported amounts of cash and cash equivalents on your balance sheets as required by paragraph 7 of SFAS 95.

Response:

The Company acknowledges this comment and agrees to amend the Form 10-K and the Forms 10-Q to ensure that the ending cash and cash equivalents balances agree to the reported amounts of cash and cash equivalents on the Company’s balance sheets by reflecting cash included in assets subject to sale agreement as a use of cash for investing activities in the statement of cash flows, as set forth in Exhibit A attached hereto.

Notes to Consolidated Financial Statements

Note 12a. Sparhawk Laboratories, Inc., page 15

6.
Please clarify for us why you disclose a deferral of $350,000 of gain on the sale of your joint venture interest rather than a full valuation allowance against your $350,000 promissory note from Sparhawk. Please tell us where the deferred gain and promissory note are presented on your consolidated balance sheet and how you account for the interest on this note. If the deferral of the gain is a valuation allowance, please revise your fiscal 2005 Form 10-K to provide Schedule II - Valuation and Qualifying Accounts as required Rule 5-04 of Regulation S-X.

Response:
SAB Topic 5:U states that when, as part of an asset disposal, the vendor holds a security, such as the note receivable from Sparhawk, issued by a purchaser that is thinly capitalized and highly leveraged, then the portion of the gain that relates to the security held must be deferred until such time as the purchaser has sufficient cash flows from operations to fund debt service. The business sold has not historically produced cash flows from operations sufficient to fund debt service requirements. Therefore, in accordance with SAB Topic 5:U, the portion of the gain relating to the note receivable was deferred and netted against the promissory note from Sparhawk. Thus, the Company does not view this as a valuation allowance, but rather a deferred gain. The Company believes that Schedule II - Valuation and Qualifying Accounts would not result in the disclosure of significant information not otherwise disclosed in the Company’s audited financial statements, and respectfully submit that the inclusion of such Schedule in the Form 10-K is unnecessary.

Interest income on the promissory note from Sparhawk is fully provided for until such time as the Company’s knows that a payment will be received. Under the terms of the promissory note, Sparhawk has the option of adding the annual interest to the outstanding principal balance of the note instead of paying such amount on a current basis. The first annual interest payment was due in March 2005, and was received prior to the completion of the Company’s financial statements included in the Form 10-K. Therefore, at January 31, 2005, the Company accrued interest on this note from March 4, 2004 to January 31, 2005. The balance of this interest payment was reflected in income for the fiscal quarter ended April 30, 2005. Since that time, no interest has been accrued because it is uncertain whether Sparhawk will make the next scheduled interest payment due March 2006, or whether Sparhawk will add such interest amount to the outstanding principal of the note. As noted above, Sparhawk continues to be thinly capitalized and highly leveraged.

The Company hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes the responses above address the comments raised in your letter of November 23, 2005. Please do not hesitate to contact our primary outside counsel, Mark D. Guidubaldi, Esq., Katten Muchin Rosenman LLP, 525 West Monroe Street, Chicago, IL 60661, (312) 902-5354 (phone), (312) 577-4536 (fax), if you have further questions.

Sincerely,

POLYDEX PHARMACEUTICALS LIMITED

\s\ George G. Usher

George G. Usher,
Chairman, President and Chief Executive Officer

cc: Mark D. Guidubaldi, Esq.

EXHIBIT A

Please see attached.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 10-Q/A

(Mark One)

[X]	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended July 31, 2005

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to ______________________ to ________________________

Commission file number 1-8366

POLYDEX PHARMACEUTICALS LIMITED

______________________________________________________________________________________________________
(Exact name of registrant as specified in its charter)

Commonwealth of the Bahamas	None
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

421 Comstock Road, Toronto, Ontario, Canada	M1L 2H5
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (416) 755-2231

______________________________________________________________________________________________________
Former Name, Former Address and Former Fiscal Year, if Changed Since Last Report

Indicate by check whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes [X] No [   ]

Indicate by check whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).   Yes [X] No [   ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
  Yes [X] No [   ]

Indicate the number of shares outstanding of each of the issuer’s classes of common shares, as of the latest practicable date.

Common Shares, $.0167 Par Value	3,052,296 shares
(Title of Class)	(Outstanding at September 12, 2005)

POLYDEX PHARMACEUTICALS LIMITED

Consolidated Statements of Operations and Comprehensive Income (Loss) (Unaudited)
(Expressed in United States dollars)

	Three Months Ended July 31 2005	Three Months Ended July 31 2004	Six Months Ended July 31 2005	Six Months Ended July 31 2004

Sales	$1,273,470	$1,338,409	$2,596,154	$3,860,203
Cost of goods sold	1,147,446	976,474	2,346,811	2,735,176

	126,024	361,935	249,343	1,125,027

Expenses:
General and administrative	305,863	278,656	760,799	738,411
Depreciation	12,030	7,390	23,398	14,820
Research and development	26,574	16,636	58,903	30,060
Interest expense	20,135	19,608	39,917	50,299
Selling and promotion	33,487	23,459	54,835	48,626
Foreign exchange (gain) loss	(13,950)	(26,493)	(9,790)	(11,133)
Amortization	—	—	—	8,518
Gain on sale of assets (note 7)	(3,646)	—	(3,646)	(1,859,471)
Interest and other income	(3,508)	(22,028)	(39,646)	(34,515)
	376,985	297,228	884,770	(1,014,385)

Income (loss) before income taxes	(250,961)	64,707	(635,427)	2,139,412

Provision for (recovery of) income taxes	(22,529)	51,948	(71,366)	865,985

Net income (loss) for the period	(228,432)	12,759	(564,061)	1,273,427

Unrealized gain (loss) on investments available for sale	71,815	(4,211)	4,254	(4,211)

Currency translation adjustment	202,066	204,717	107,039	(9,373)

Comprehensive income (loss) for the period	$45,449	$213,265	$(452,768)	$1,259,843

Per share information:
Earnings (loss) per common share:
Basic	$(0.07)	$—	$(0.18)	$0.42
Diluted	$(0.07)	$—	$(0.18)	$0.42

Weighted average number of common shares used in computing net earnings per share for the period:
Basic	3,052,296	3,037,463	3,052,296	3,032,629
Diluted	3,052,296	3,071,158	3,052,296	3,063,484

See accompanying notes.

3

Sales	Three Months Ended July 31, 2005	Three Months Ended July 31, 2004	Variance
Consolidated	$1,273,470	$1,338,409	(5)%
Dextran Products	$1,114,127	$1,232,131	(10)%
Percentage of Company sales	87%	92%
Chemdex	$159,343	$106,278	50%
Percentage of Company sales	13%	8%

The sales decrease in the second quarter of fiscal year 2006 was attributable to the Dextran Products operating segment due to pricing and the timing of shipments.

Dextran Products. Sales of dextran and related products in the second quarter of fiscal year 2006 were less than the sales levels achieved during the second quarter of fiscal year 2005. First, bulk purchasing has now become prevalent with our customers, resulting in fewer but larger shipments that reduce shipping costs slightly while lowering pricing due to volume discounts. Second, the timing of shipments is affected due to their lower frequency.

Chemdex. Increased sales in the second quarter of fiscal 2006 was due to increased customer demand, consisting of one extra shipment to Sparhawk, as compared to the second quarter of fiscal 2005.

Gross profit	Three Months Ended July 31, 2005	Three Months Ended July 31, 2004	Variance
Consolidated	$126,024	$361,935	(65)%
Percentage of sales	10%	27%
Dextran Products	$77,024	$336,228	(77)%
Percentage of sales	7%	27%
Chemdex	$5,704	$9,873	(42)%
Percentage of sales	4%	9%

The second quarter fiscal year 2006 decrease in consolidated gross profit is a result of the decline in sales and margins at Dextran Products. The decrease in gross profit percentage during the second quarter of fiscal year 2006 is primarily due to the decrease in the gross profit percentage realized by Dextran Products.

Dextran Products. Decreased gross profit percentages were experienced at the Dextran Products operating segment because of the decreased sales volume, which increases the average cost per unit because of fixed manufacturing costs, increased costs of raw materials and the rise

17

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A

(Mark One)

[X]	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended April 30, 2005

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________________ to ____________________

Commission File Number   1-8366

POLYDEX PHARMACEUTICALS LIMITED
(Exact Name of Registrant as Specified in Its Charter)

Commonwealth of the Bahamas	None
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

421 Comstock Road, Toronto, Ontario, Canada	M1L 2H5
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code  (416) 755-2231

Former Name, Former Address and Former Fiscal Year, if Changed Since Last Report

        Indicate by check whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes    X        No ____

        Indicate by check whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ____     No _   X

        Indicate the number of shares outstanding of each of the issuer’s classes of common shares, as of the latest practicable date.

Common Shares, $.0167 Par Value	3,052,296 shares
(Title of Class)	(Outstanding at June 14, 2005)

POLYDEX PHARMACEUTICALS LIMITED

Consolidated Statements of Operations and Comprehensive Income (Loss)(Unaudited)
(Expressed in United States dollars)

	Three Months Ended April 30 2005	Three Months Ended April 30 2004
Sales	$ 1,322,684	$ 2,521,794
Cost of goods sold	1,199,365	1,758,702

	123,319	763,092

Expenses:
General and administrative	454,936	459,755
Depreciation	11,368	7,430
Research and development	32,329	13,424
Interest expense	19,782	30,691
Selling and promotion	21,348	25,167
Foreign exchange loss	4,160	15,360
Amortization	—	8,518
Gain on sale of assets (note 7)	—	(1,859,471)
Interest and other income	(36,138)	(12,487)

	507,785	(1,311,613)

Income (loss) before income taxes	(384,466)	2,074,705

Provision for (recovery of) income taxes	(48,837)	814,037

Net income (loss) for the period	(335,629)	1,260,668

Unrealized loss on investments available for sale	(67,561)	—

Currency translation adjustment	(95,027)	(214,046)

Comprehensive income (loss) for the period	$ (498,217)	$ 1,046,622

Per share information:
Earnings (loss) per common share:
Basic	$ (0.11)	$ 0.42
Diluted	$ (0.11)	$ 0.39

Weighted average number of common shares
outstanding for the period:
Basic	3,052,296	3,027,796
Diluted	3,052,296	3,215,047

See accompanying notes.

3

        Dextran Products.  Sales of dextran and related products in the first quarter of fiscal year 2006 were less than the sales levels achieved during the first quarter of fiscal year 2005 due to a decrease in customer demand.

        Chemdex.  As discussed above, the sale of the finished product veterinary pharmaceutical business to Sparhawk on March 4, 2004 resulted in a discontinuance of sales of finished veterinary products, resulting in the significant decline in sales for this operating segment.. Sales for Chemdex since March 4, 2004 have been limited to sales of ferric hydroxide and hydrogenated dextran solution to Sparhawk.

Gross profit	Three Months Ended April 30, 2005	Three Months Ended April 30, 2004	Variance
Consolidated	$123,319	$763,092	(83)%
Percentage of sales	9%	30%
Dextran Products	$ 90,897	$430,840	(79)%
Percentage of sales	7%	30%
Chemdex	$ 2,549	$261,701	(99)%
Percentage of sales	2%	24%

        The first quarter fiscal year 2006 decrease in consolidated gross profit is a result of the decline in sales and margins at Dextran Products and the sale of the Joint Venture operations during the first quarter of fiscal year 2005.  The decrease in gross profit percentage during the first quarter of fiscal year 2006 is primarily due to the decrease in the gross profit percentage realized by Dextran Products.

        Dextran Products.  Decreased gross profit percentages were experienced at the Dextran Products operating segment because of the decreased sales volume and the rise in the Canadian dollar relative to the United States dollar. Sales at Dextran Products are primarily denominated in the United States dollar, while the majority of expenses are incurred in Canadian dollars. Therefore, when the value of the Canadian dollar rises against the United States dollar, the gross margin percentage at Dextran Products declines.

        Chemdex.  The Joint Venture operations ceased on March 4, 2004 due to the sale of that business. The decrease in gross profit at Chemdex for the first quarter of fiscal year 2006 is due to the loss of this approximately one month of operations during the first quarter of fiscal year 2005.

16

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2005

Commission file number: 1-8366

POLYDEX PHARMACEUTICALS LIMITED
(Exact Name of Registrant as Specified in Its Charter)

Commonwealth of the Bahamas	None
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

421 Comstock Road, Toronto, Ontario, Canada	M1L 2H5
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code  (416) 755-2231

Securities registered pursuant to Section 12(b) of the Act: NONE

Title of Each Class	Name of Each Exchange on Which Registered

Securities registered pursuant to Section 12(g) of the Act:

Common Shares, $.0167 par value
(Title of Class)

          Indicate by check mark whether the Registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒  No ☐

          Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.    Yes ☐  No ☒

          Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).    Yes ☐  No ☒

receivable balance and intercompany receivables were denominated in United States dollars, while the majority of its liabilities and expenses are in Canadian dollars.  During March 2004, Chemdex repaid its intercompany debt to Dextran Products and advanced additional funds to Dextran Products.

          Dextran Products.  The fiscal year 2005 increase in income before income taxes is primarily a result of the foreign exchange gain described above.  In addition, there is an increase in investment income because of the purchase of marketable securities.  These increases were partially offset by a decrease in gross margin and increased selling, general and administrative expenses.  The fiscal year 2004 decrease in income before income taxes is a result of the rise in the value of the Canadian dollar, which resulted in the decrease in profit margins described above, as well as an increase in selling, general and administrative expenses, which are stated in United States dollars, and a foreign exchange loss.

          Chemdex.  The fiscal year 2005 increase in income before income taxes is due to the gain on the sale of the Vet Labs assets.  Since March 4, 2004, the only operations for Chemdex have been the supply of raw materials to Sparhawk.  The fiscal year 2004 decrease in loss before income taxes is a result of the increase in sales and profit margins.

				Fiscal Years

Sales	FY 2005	FY 2004	FY 2003	05 v 04	04 v 03

				(% increase (decrease))
Consolidated	$6,372,359	$14,092,189	$12,786,343	(55)%	10%
Dextran Products	4,916,213	4,742,519	4,575,359	4%	4%
Percentage of Company sales	77%	34%	36%
Chemdex	1,456,146	$9,349,670	$8,210,984	(84)%	14%
Percentage of Company sales	23%	66%	64%

          The significant decrease in sales during fiscal year 2005 is due to the sale of the Vet Labs business on March 4, 2004.  This business represented virtually all of the Chemdex operating segment.  The majority of the fiscal year 2004 sales increase was attributable to the Chemdex operating segment.

          Dextran Products.  Demand for Dextran and related products increased in both fiscal year 2005 and fiscal year 2004 due primarily to favorable pricing.  Since Dextran Products pricing of product is primarily denominated in United States dollars, the decline in value of the United States dollar relative to the Euro resulted in lower pricing for European agents, increasing demand for the products of Dextran Products.   Management expects sales levels to increase slightly in fiscal year 2006 due to increased sales in Europe, absent a significant rise in the value of the United States dollar.

           Chemdex.  As described above, the finished goods veterinary pharmaceutical business was sold on March 4, 2004 resulting in the significant decline in sales for this operating segment.  Under a supply agreement with Sparhawk, Chemdex continues to supply raw materials for the manufacture of bulk iron dextran by Sparhawk.  The introduction of three new products in the finished goods veterinary pharmaceutical business accounted for $938,307 of the fiscal year 2004 sales increase.

				Fiscal Years

Gross profit	FY 2005	FY 2004	FY 2003	05 v 04	04 v 03

				(% increase (decrease))
Consolidated	$1,516,418	$2,785,865	$2,740,115	(46)%	2%
Percentage of sales	24%	20%	21%
Dextran Products	$1,037,368	$1,153,659	$1,556,220	(10)%	(26)%
Percentage of sales	21%	24%	34%
Chemdex	$279,827	$1,597,345	$1,121,810	(82)%	42%
Percentage of sales	19%	17%	14%

          The fiscal year 2005 decrease in gross profit resulted from the decrease in sales from the Chemdex operating segment due to the sale of the finished goods veterinary pharmaceutical business.  The increase in gross profit percentage is a result of the finished goods veterinary pharmaceutical business being a lower margin business

Polydex Pharmaceuticals Limited

CONSOLIDATED BALANCE SHEETS
[Expressed in United States dollars]

As at January 31

	2005 $	2004 $

ASSETS [notes 9 and 10]
Current
Cash and cash equivalents [note 3]	2,401,051	59,455
Trade accounts receivable [note 19]	922,267	503,864
Interest receivable [note 12[a]]	41,511	—
Inventories [note 4]	1,516,893	1,226,439
Prepaid expenses and other current assets	115,542	42,730
Deferred tax assets [note 14]	—	267,500
Assets subject to sale agreement [note 12[a]]	—	4,285,666

Total current assets	4,997,264	6,385,654
Property, plant and equipment, net [note 5]	3,124,185	3,248,342
Patents and intangible assets, net [note 6]	68,959	85,511
Investments available for sale [note 7]	1,909,305	—
Due from shareholder [note 8]	643,867	791,006
Assets held for sale	12,085	—
Deferred tax assets [note 14]	56,208	—

	10,811,873	10,510,513

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness [note 9]	24,170	165,609
Accounts payable	463,579	515,092
Accrued liabilities	365,267	337,046
Customer deposits	97,859	100,925
Income taxes payable [note 14]	129,702	923
Liabilities subject to sale agreement [note 12[a]]	—	880,564
Current portion of long-term debt [note 10[a]]	46,353	281,015
Current portion of capital lease obligations [note 10[b]]	157,531	161,253
Current portion of due to shareholder [note 8]	21,385	—

Total current liabilities	1,305,846	2,442,427

Long-term debt [note 10[a]]	4,368	45,517
Capital lease obligations [note 10[b]]	169,344	284,950
Due to shareholder [note 8]	659,919	683,234
Deferred tax liabilities [note 14]	121,507	147,054

Total long-term liabilities	955,138	1,160,755

Total liabilities	2,260,984	3,603,182

Shareholders’ equity
Capital stock [notes 11 and 12[b]]
Authorized
100,000 Class A preferred shares of $0.10 each
899,400 Class B preferred shares of $0.0167 each
10,000,000 common shares of $0.0167 each
Issued and outstanding
899,400 Class B preferred shares	15,010	15,010
3,042,296 common shares [2004 - 3,027,796]	50,676	50,434
Contributed surplus	23,303,718	23,236,498
Deficit	(15,144,357)	(16,284,268)
Accumulated other comprehensive income (loss) [note 19]	325,842	(110,343)

Total shareholders’ equity	8,550,889	6,907,331

	10,811,873	10,510,513

See accompanying notes

Polydex Pharmaceuticals Limited

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
[Expressed in United States dollars]

Years ended January 31, 2005, 2004 and 2003

					Accumulated
					other	Total
	Preferred	Common	Contributed		comprehensive	shareholders’
	shares	shares	surplus	Deficit	income (loss)	equity
	$	$	$	$	$	$

Balance, January 31, 2002	15,010	50,434	23,224,128	(15,604,528)	(1,199,627)	6,485,417

Comprehensive income (loss):
Net loss for the year	—	—	—	(673,741)	—	(673,741)
Currency translation adjustment	—	—	—	—	212,851	212,851

Balance, January 31, 2003	15,010	50,434	23,224,128	(16,278,269)	(986,776)	6,024,527

Common share options issued	—	—	12,370	—	—	12,370
Comprehensive income (loss):
Net loss for the year	—	—	—	(5,999)	—	(5,999)
Currency translation adjustment	—	—	—	—	876,433	876,433

Balance, January 31, 2004	15,010	50,434	23,236,498	(16,284,268)	(110,343)	6,907,331

Common share options exercised	—	242	53,008	—	—	53,250
Common share options issued	—	—	14,212	—	—	14,212
Comprehensive income (loss):
Net income for the year	—	—	—	1,139,911	—	1,139,911
Unrealized loss on investments available for sale	—	—	—	—	(15,760)	(15,760)
Currency translation adjustment	—	—	—	—	451,945	451,945

Balance, January 31, 2005	15,010	50,676	23,303,718	(15,144,357)	325,842	8,550,889

See accompanying notes

Polydex Pharmaceuticals Limited

CONSOLIDATED STATEMENTS OF OPERATIONS
[Expressed in United States dollars]

Years ended January 31

	2005	2004	2003
	$	$	$

Sales	6,372,359	14,092,189	12,786,343
Cost of goods sold	4,855,941	11,306,324	10,046,228

Gross profit	1,516,418	2,785,865	2,740,115

Expenses
General and administrative [notes 11[b][i] and 12[a]]	1,465,849	2,334,642	2,040,384
Selling and promotion	128,731	158,846	140,281
Research and development, net [note 13]	114,742	60,951	172,098
Interest [note 8]	91,210	133,382	150,527
Depreciation	36,365	38,267	39,073
Amortization	8,518	15,787	15,787
Foreign exchange (gain) loss	(46,172)	447,602	113,602
Gain on sale of veterinary products assets [note12[a]]	(1,859,471)	—	—
Interest and other income	(130,131)	(7,645)	(9,262)

Total expenses (income)	(190,359)	3,181,832	2,662,490
Income (loss) before income taxes	1,706,777	(395,967)	77,625
Provision for (recovery of) income taxes [note 14]	566,866	(389,968)	751,366

Net income (loss) for the year	1,139,911	(5,999)	(673,741)
Unrealized loss on investments available for sale	(15,760)	—	—
Currency translation adjustment	451,945	876,433	212,851

Comprehensive income (loss) for the year	1,576,096	870,434	(460,890)

Per share information
Earnings (loss) per common share
Basic	0.38	—	(0.22)
Diluted	0.37	—	(0.22)

See accompanying notes

Polydex Pharmaceuticals Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS
[Expressed in United States dollars]

Years ended January 31

	2005	2004	2003
	$	$	$

OPERATING ACTIVITIES
Net income (loss) for the year	1,139,911	(5,999)	(673,741)
Add (deduct) items not affecting cash
Depreciation and amortization	513,095	617,685	572,129
Imputed interest on long-term debt	14,648	25,760	33,177
Deferred income taxes	417,003	(414,594)	684,474
Loss on disposal of equipment	3,586	—	—
Gain on sale of veterinary products business [note 12[a]]	(1,859,471)	—	—
License fee charged to due from shareholder	81,179	60,239	68,276
Provision for due from Sparhawk Laboratories, Inc. [note 12[a]]	—	—	132,614
Options issued in exchange for services [note 11[b][i]]	14,212	12,370	—
Net change in non-cash working capital balances related to operations [note 15]	(634,514)	(74,036)	124,630

Cash provided by (used in) operating activities	(310,351)	221,425	941,559

INVESTING ACTIVITIES
Additions to property, plant and equipment and patents	(159,554)	(183,124)	(367,868)
Proceeds from sale of veterinary products business [note 12[a]]	4,599,218	—	—
Decrease in due from shareholder	65,960	129,908	48,713
Purchase of investments available for sale	(1,841,854)	—	—
Acquisition of minority interest [note 12[b]]	—	(5,860)	—
Proceeds from sale of equipment	5,148	—	—
Cash transferred to assets subject to sale agreement [note 12[a]]	—	(231,043)	(81,030)

Cash provided by (used in) investing activities	2,668,918	(290,119)	(400,185)

FINANCING ACTIVITIES
Repayment of long-term debt	(296,035)	(453,805)	(252,256)
Proceeds from long-term debt	5,383	—	—
Repayment of capital lease obligations	(167,531)	(126,703)	(73,599)
Increase (decrease) in due to shareholder	(1,930)	1,009	262
Increase (decrease) in bank indebtedness	(147,140)	165,609	(179,286)
Exercise of common share options	53,250	—	—

Cash used in financing activities	(554,003)	(413,890)	(504,879)

Effect of exchange rate changes on cash	224,959	342,321	39,805

Net increase in cash and cash equivalents during the year	2,029,523	(140,263)	76,300
Cash, beginning of year	371,528	199,718	123,418

Cash, end of year	2,401,051	59,455	199,718

Cash is comprised of the following
Cash	129,818	59,455	199,718
Cash equivalents	2,271,233	—	—

	2,401,051	59,455	199,718

See accompanying notes

Polydex Pharmaceuticals Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Expressed in United States dollars except where otherwise noted]

January 31, 2005

	2005	2004
	$	$

Assets subject to sale agreement
Cash	—	312,073
Trade accounts receivable	—	536,868
Inventories	—	1,466,873
Prepaid expenses and other current assets	—	84,786
Land and building	—	1,459,681
Machinery and equipment	—	136,258
Patents and intangible assets	—	56,627
Deferred income taxes	—	232,500

	—	4,285,666

Liabilities that were assumed by the purchaser were reclassified to liabilities subject to sale agreement in the accompanying consolidated balance sheets as at January 31 and are as follows:

	2005	2004
	$	$

Liabilities subject to sale agreement
Accounts payable	—	584,644
Accrued liabilities	—	175,654
Due to Sparhawk Laboratories, Inc.	—	101,453
Customer deposits	—	18,813

	—	880,564

As described in note 10[a], long-term debt of the Company included an amount due under a share value guarantee which arose upon the acquisition of Vet Labs in 1992 [note 12[c]].  This share value guarantee was collateralized by the assets of Vet Labs including the land and building.  To release the charge against the Vet Labs assets, this share value guarantee had to be paid in full.  This payment of $225,353 was made on March 4, 2004 from the sale proceeds.

The Joint Venture operations comprised substantially all of the operations of the Chemdex segment [note 17].  Legal and receiver costs relating to the Joint Venture were included in general and administrative expense on the consolidated statements of operations.

During the year ended January 31, 2003, an amount due from Sparhawk of $132,614 was fully provided for and included in gernaral and administrative expense.

[b]	Acquisition of minority interest

On September 19, 2003, Chemdex redeemed all of the common shares held by the 10% minority interest shareholder, which resulted in the Company controlling 100% of the issued and outstanding shares of Chemdex.  The redemption amount was $146,500, which is to be

Polydex Pharmaceuticals Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Expressed in United States dollars except where otherwise noted]

January 31, 2005

vaginosis.  Payments of $43,112 were made to the research organization and the principal investigator upon execution of the agreement.  The Company is committed to make an additional payment of $43,112 upon patient enrolment, which is expected to occur during the summer of 2005, and a final payment of $21,556 upon completion of the clinical study, which is expected to be near the end of fiscal year 2006.

14.	INCOME TAXES

[a]

Substantially all of the Company’s activities are carried out through operating subsidiaries in Canada and the United States.  The Company’s effective income tax rate is dependent on the tax legislation in each country and the operating results of each subsidiary and the parent company.

The components of income (loss) before income taxes are as follows:

	2005	2004	2003
	$	$	$

Bahamas	(642,870)	(391,641)	(360,664)
Canada	250,863	61,980	940,088
United States	2,098,784	(66,306)	(501,799)

	1,706,777	(395,967)	77,625

Polydex Pharmaceuticals Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Expressed in United States dollars except where otherwise noted]

January 31, 2005

15.	CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash working capital balances related to operations consists of the following:

	2005	2004	2003
	$	$	$

Decrease (increase) in current assets
Trade accounts receivable	(371,170)	402,848	(262,397)
Interest receivable	(41,511)	—	—
Inventories	(196,214)	(270,190)	(111,260)
Prepaid expenses and other current assets	(69,916)	(45,350)	594

	(678,811)	87,308	(373,063)
Increase (decrease) in current liabilities
Accounts payable	(83,326)	(171,739)	254,664
Accrued liabilities	12,274	66,878	102,453
Customer deposits	(13,190)	(20,660)	131,744
Income taxes payable	128,539	(35,823)	8,832

	(634,514)	(74,036)	124,630

Cash paid during the year for interest was $38,993 [2004 - $65,616; 2003 - $78,087].  Cash paid during the year for income taxes was $6,433 [2004 - $44,024; 2003 - $11,699].

Capital equipment acquired under capital lease of $23,137 [2004 - $78,978; 2003 - nil] were treated as non-cash additions.  During the year ended January 31, 2004, assets of $134,602, acquired through the acquisition of minority interest, less cash paid on date of closing of $5,860 [note 12[b]],were treated as non-cash additions.

16.	SEGMENTED INFORMATION

All of the operations of the Company are carried on through Dextran Products in Canada and through Chemdex in the United States.  The operations of Chemdex represent the veterinary products business and the operations were carried out through its wholly-owned subsidiary, Vet Labs.  Vet Labs carried on its business through a Joint Venture with Sparhawk until March 4, 2004

Polydex Pharmaceuticals Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Expressed in United States dollars except where otherwise noted]

January 31, 2005

[e]	The following summarizes significant customer sales information for the years ended January 31. Customer A is a Dextran customer, while the other customers were all customers of Chemdex.

	2005	2004	2003
	$	$	$

Customer A	886,749	762,330	815,907
Customer B	268,186	1,920,282	1,858,236
Customer C	246,296	2,133,597	1,590,126
Customer D	143,258	1,567,135	1,420,554

	1,544,489	6,383,344	5,684,823

[f]	The following summarizes significant enterprise-wide product group sales information of the Company for the years ended January 31:

	2005	2004	2003
	$	$	$

Bulk Dextran and derivatives	5,280,458	4,742,519	4,575,359
Sterile injectible veterinary products	663,629	5,697,292	4,480,327
Oral and topical veterinary products	428,272	3,652,378	3,730,657

	6,372,359	14,092,189	12,786,343

17.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments has been determined based on available market information and appropriate valuation methodologies.

The carrying values of cash and cash equivalents, trade accounts receivable, interest receivable and accounts payable approximate their fair values as at January 31, 2005 because of the short period to maturity of these financial instruments.

The estimated fair values of the bank indebtedness, due to shareholder, long-term debt and capital lease obligations are not materially different from the carrying values for financial statement purposes as at January 31, 2005 and 2004.  The estimated fair value of the amount due from shareholder is not determinable because the amount has no fixed terms of repayment.

Polydex Pharmaceuticals Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Expressed in United States dollars except where otherwise noted]

January 31, 2005

18.	OTHER DISCLOSURES

[a]	Concentration of accounts receivable

As at January 31, 2005, three [2004 - three] customers of the Company comprised 61% [2004 - 59%] of the trade accounts receivable balance.  No other customers had trade accounts receivable outstanding at year end that represented more than 10% of the Company’s trade accounts receivable balance.

[b]	Foreign currency risk

The Company is exposed to foreign currency risk through its net investment in its Canadian operations.  The Company has not entered into hedging arrangements related to the foreign currency risk exposure.   The Company has entered into foreign exchange contracts to manage exposure to currency fluctuations as described in note 9.

19.	COMPREHENSIVE INCOME (LOSS)

The components of other accumulated comprehensive income (loss) are as follows:

	2005	2004
	$	$

Unrealized loss on investments available for sale	(15,760)	—
Currency translation	341,602	(110,343)

Accumulated other comprehensive income (loss)	325,842	(110,343)

20.	RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board [the “FASB”] issued FASB Statement No. 123 (Revised 2004), “Share-Based Payment” [“Statement 123(R)”], which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” [“Statement 123”].  Statement 123(R) supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and amends FASB Statement No. 95, “Statement of Cash Flows”.  Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123.  However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.  Pro forma disclosure is no longer an alternative.  Effective February 1, 2003, the Company has adopted the fair value accounting method provided for under Statement 123 to apply recognition provisions to its employee stock options granted, modified or settled after February 1, 2003.  Statement 123(R) will have no impact on the consolidated financial statements of the Company.

In November 2004, the FASB issued Statement 151, “Inventory Costs”, which clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be

Polydex Pharmaceuticals Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Expressed in United States dollars except where otherwise noted]

January 31, 2005

recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities.  This guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  The Company does not anticipate that this guidance will impact the consolidated financial statements of the Company.

In December 2004, the FASB issued Statement 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29, “Accounting for Nonmonetary Transactions”.  Statement 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged.  Statement 153 eliminates the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance.  Statement 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  The provisions of Statement 153 should be applied prospectively.  The Company does not anticipate that the application of Statement 153 will have an impact on the consolidated financial statements of the Company.

21.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2005 consolidated financial statements.